FOIA CONFIDENTIAL TREATMENT REQUEST BY MOBILEIRON, INC. PURSUANT TO 17 C.F.R. § 200.83

MobileIron, Inc.

415 East Middlefield Road, Mountain View, California 94043

August 13, 2015

CERTAIN PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND HAVE BEEN MARKED WITH “[***]” TO DENOTE WHERE OMISSIONS HAVE BEEN MADE. THE CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

VIA EDGAR AND FEDEX

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:                                         Kathleen Collins, Accounting Branch Chief

Rebekah Lindsey, Staff Accountant

Re:                             MobileIron, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 27, 2015

Forms 8-K

Filed February 12, 2015, April 30, 2015 and July 30, 2015

File No. 001-36471

Ladies and Gentlemen:

We are submitting this letter on behalf of MobileIron, Inc. (the “Company”), in response to comments from the staff (the “Staff”), of the U.S. Securities and Exchange Commission (the “SEC”), received via letter dated July 31, 2015, relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 and Forms 8-K Filed February 12, 2015, April 30, 2015 and July 30, 2015, respectively. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter.

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General

1.                                      You disclose that 45% of your 2014 revenue was attributable to international customers, primarily EMEA, and that you have a sales and support presence in the Middle East. We are aware of 2014 company press releases announcing reseller partnerships with Samsung and MTN Business. Samsung’s website shows business in Syria and Sudan, and your November 4, 2014 press release regarding your agreement with MTN states that MTN Group has operations in Syria and Sudan. Syria, located in the Middle East and Sudan, located in Africa, are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements. You should describe any products, components, technology or services you have provided to those countries, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

Response:

We respectfully advise the Staff that we do not have any past, current, or anticipated contacts with Sudan or Syria, or the Sanctioned Countries. We provide no products, technology, or services, directly or indirectly, to the Sanctioned Countries. Additionally, we do not have any agreements, arrangements, or other contacts with the governments of the Sanctioned Countries, or entities they control.

We conduct our business in compliance with all applicable U.S. export control laws and regulations, including those relating to countries designated by the U.S. State Department as state sponsors of terrorism. We have policies and procedures in place to ensure compliance with these laws, including standard terms and conditions in our reseller agreements and End User License Agreements that require compliance with export control laws and regulations.

Even though a substantial share of our business is conducted through resellers and distributors, the majority of our licenses are delivered by us directly to the end customers and we have internal processes and procedures in place to prevent fulfillment to the Sanctioned Countries.

Regarding the two partners noted in your comment, MTN is contractually limited to sell our product only in South Africa. Both the Samsung and MTN agreements contain our standard export control clauses which prohibit them from exporting to the Sanctioned Countries.

2.                                      Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Response:

We respectfully advise the Staff that according to our records, we have made no sales since our inception to customers in the Sanctioned Countries. None of our resellers or distributors is authorized to sell in the Sanctioned Countries, and we have no evidence that any such sales have been made in violation of our agreements with our resellers and/or distributors.

Consolidated Financial Statements

Note 1. Description of Business and Significant Accounting Policies

Revenue Recognition, page 71

3.                                      We note your disclosure regarding multiple element arrangements that include only software and software related elements. Please tell us in greater detail your methodology for establishing VSOE for professional services and post contract support. For those elements where VSOE is based on stated renewal rates please tell us how you determined the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us the percentage of customers that actually renew at such rates. Alternatively, when VSOE is based on stand-alone sales, please provide the volume and range of stand-alone sales used to establish VSOE.

Rule 83 confidential treatment request made by MobileIron in relation to the response provided in the Staff’s comment number 3.

Response:

We respectfully advise the Staff that we determine VSOE for professional services using a bell curve of the net selling prices for standalone professional services transactions. We believe that we maintain VSOE for the professional services if the majority (generally over 80%) of net selling prices for the standalone transactions are within a narrow range (+/- 15 % from the median point) of all professional service standalone transactions. For the professional services VSOE calculation, we use a rolling four quarters of standalone sales data and the VSOE calculation is updated every fiscal quarter. In each of the four quarterly calculations prior to the date of this letter, over 95% of all standalone professional services transactions were priced within the above mentioned range.

We determine VSOE for post-contract support, or PCS, using two different methodologies, driven by our go-to-market strategy:

•                  Customers purchasing from our published price list, usually using standard contractual discounts with no stated contractual renewal rate in the arrangement. For this population we determine VSOE using a bell curve of the net selling prices for standalone renewal transactions. We generally believe that we maintain VSOE for the PCS for this population if the majority (generally over 80%) of net selling prices for renewals is within a narrow range (+/- 15% from the median point) of all renewals. We use a rolling four quarters of renewals data and the VSOE calculation is updated every fiscal quarter. For each of the four quarters prior to the date of this letter, over 90% of all PCS renewal transactions were priced within above mentioned range with over [***](1) total transactions included in this analysis.

•                  Customers purchasing PCS at a price calculated as a percentage of the corresponding net license fees with a contractual renewal rate stated in the arrangement. For this population, VSOE is the contractually stated renewal rate if such rate is deemed to be substantive. Over the past four quarters prior to the date of this letter, contractually stated renewal rates generally ranged from [***](2).  We determined the substantive rate based on our normal pricing practices, analysis of historical contractually stated renewal rates, and industry norms.  We believe renewal rate to be substantive if it is [***](3) or more of the corresponding net license fees. During the last four quarters prior to the date of this letter, the vast majority (more than 90%) of our stated renewal rates have exceeded the [***](4) substantive rate. To validate our ability to continue to use the stated renewal rate approach for establishing VSOE, we analyze PCS renewal transactions for the period following the initial license and PCS sale to ensure that at least 80% of the subsequent renewals are at the contractually stated renewal rate. For each of the four quarters prior to the date of this letter, our compliance rate exceeded 85% with the most recent two quarters exceeding 90%.

Internal Use Software, page 74

4.                                      You state that all software development costs incurred in connection with your cloud offering, or SaaS, are also sold or marketed to partners or end customers, therefore you start capitalizing costs when technological feasibility is achieved. Please explain further how you considered the guidance in ASC 350-40 with regards to software development costs related to your cloud or SaaS offering. Tell us whether you incur costs specific to developing software for your cloud or SaaS offerings and if, not explain further why.

Response:

We advise the Staff that we considered ASC 350-40-05-2 which states that internal-use software is software having the following characteristics:

a.        The software is acquired, internally developed, or modified solely to meet the entity’s internal needs.

b.        During the software’s development or modification, no substantive plan exists or is being developed to market the software externally.

(1)  The Company respectfully requests that the information bracketed in comment number 3 be treated as confidential information and that the SEC provide timely notice to the undersigned identified on Page 7 before permitting any disclosure of the marked information.

(2)  Please refer to request in footnote 1.

(3)  Please refer to request in footnote 1.

(4)  Please refer to request in footnote 1.

ASC 350-40 does not apply to software to be sold, leased, or otherwise marketed as a separate product or as part of a product or process (paragraph 15-4).  If the software is sold as a license, it cannot be considered internal-use software for purposes of being accounted for under ASC 350-40 even if also offered on a cloud or SaaS offering; rather, it must solely be accounted for pursuant to ASC 985-20 as long as it is sold as a software license.

We have targeted certain customers to license our cloud offering, or MI Cloud, rather than offering it as a SaaS service, and have agreements with three of our largest customers which license the MI Cloud platform to be hosted by such customers.  We do not incur costs specific to the developing software for MI Cloud which are not part of a license arrangement.  Based on this, we account for all development costs of the MI Cloud software in accordance with ASC 985-20.

Note 12, Commitments and Contingencies

Litigation, page 91

5.                                      We note your discussion of pending litigations both here and in your March 31, 2015 Form 10-Q. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please disclose an estimate of possible losses or a range of possible losses, state that such an estimate cannot be made, or disclose that the estimate is immaterial in lieu of providing quantified disclosure. Refer to ASC 450-20-50.

Response:

We acknowledge the Staff’s comment and advise the Staff that on August 4, 2015, a jury verdict was returned in our favor in the original patent litigation that Good Technology brought against us in the Northern District of California.  We have included disclosure in the Company’s Notes to Condensed Consolidated Financial Statements, Note 12. Commitments and Contingencies on pages 26 and 27 and Part II — Other Information, Item 1. Legal Proceedings on page 48 of our 10-Q for the Quarterly Period Ended June 30, filed on August 6, 2015 to provide the following assessment of our pending litigation with respect to ASC 450-20-50:  An estimate of a reasonably possible loss (or a range of loss) cannot be made in either the lawsuits that Good Technology has brought against us or the stockholder class action lawsuit at this time.

Forms 8-K filed February 12, 2015, April 30, 2015 and July 30, 2015

6.                                      We note your disclosure of several forward looking non-GAAP measures and that reconciliation to the corresponding GAAP measures are not available. Please tell us what consideration was given to providing disclosure identifying the information that is unavailable without reasonable effort which prevents you from disclosing a quantitative reconciliation, as well as its probable significance. Also, please tell us the information considered when concluding that any quantitative reconciling disclosure is not available without reasonable effort. Refer to Regulation G and SEC Release No. 34-47226.

Response:

We respectfully acknowledge the Staff’s comment that we provide forward-looking non-GAAP measures of total billings, total non-GAAP revenue and non-GAAP operating expenses in our Financial Results Press Releases and furnished in our Forms 8-K. We advise the Staff regarding each of the non-GAAP forward looking statements included in our Form 8-K:

•                        Gross billings. The reconciling items between total gross billing and revenue are changes in deferred revenue balances. Historically it has been difficult to forecast our deferred revenue balance due to following primary reasons:

a)             Uncertainly about mix of perpetual licenses, term subscription sales (one year, two year, and three year) and monthly recurring charge (or MRC) sales;

b)             We sell multiple element software arrangements, and revenue recognition for such arrangements can result in ratable recognition for the license elements or full deferral of the deals depending on whether elements of the deal have vendor specific objective evidence.

Therefore, we are unable to reconcile, without unreasonable effort forward-looking billing to revenue in future Form 8-K filings. In the four latest quarterly periods reported, the reconciling items for this category were in a range of $2.5 - $4.5 million.

•                        Total non-GAAP revenue. To the extent perpetual license revenue recognized from licenses delivered prior to 2013 continues to be material to accurately reflect our results or financial position, we will include a tabular reconciliation of forward looking non-GAAP revenue to GAAP revenue in future Form 8-K filings. In the four latest quarterly periods reported, the reconciling items for this category were in a range of $0.6 - $1.2 million.

•                        Non-GAAP gross margin and Non-GAAP operating expenses. The reconciling items between these items and their respective GAAP measures generally include stock-based compensation expenses and amortization/impairment expenses of intangible assets. Historically we were not able to reliably forecast stock-based compensation expenses, due to inherit variability of the inputs into the valuation model. Therefore, we are unable to reconcile, without unreasonable effort a reconciliation of forward-looking non-GAAP operating expenses to operating expenses in future Form 8-K filings. In the four latest quarterly periods reported, the stock-based compensation was in a range $4.9 - $5.9 million and amortization/impairment expense was in the range of $0.2 - $0.5 million.

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In connection with our response to the Staff’s comments, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments regarding the foregoing, please contact the undersigned.

Very truly yours,

/s/ Bob Tinker

Bob Tinker

President and Chief Executive Officer

cc:                                Tae Hea Nahm, Chairman of the Board, MobileIron, Inc.

Simon Biddiscombe, Interim Chief Financial Officer, MobileIron, Inc.

James Tolonen, Chairman, Audit Committee, MobileIron, Inc.

Mohana Dissanayake, Deloitte & Touche LLP

Laurel Finch, Vice President, General Counsel and Secretary, MobileIron, Inc.

Mark Medearis, Cooley LLP